UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

February 27, 2026

Dear Valued Shareholders,

I would like to express my sincere gratitude to all shareholders for your continued interest in and support for Woori Financial Group (the “Group”).

In 2025, We delivered solid results, guided by our commitment to building trust as the foundation of our business. Despite continued internal and external uncertainties, we remained focused on principle-based ethical management and rigorous risk management to ensure stable and sustainable performance.

As a result, we recorded net profit attributable to controlling interests of KRW 3.124 trillion in 2025. We believe this strong performance reflects the consistent rebalancing strategy we have pursued, including actively managing risk-weighted assets and improving the quality of our asset portfolio. We also made meaningful progress in strengthening our capital adequacy. Our Common Equity Tier 1 (CET1) ratio improved to 12.90% as of December 31, 2025, exceeding the target level we committed to shareholders through our corporate value enhancement plan. This signifies that our financial foundation for pursuing both growth and shareholder returns has become considerably more robust.

Perhaps most notably, 2025 was a milestone year in which we completed our transformation into a comprehensive financial group. Following our entry into the securities business in 2024, we further expanded into the insurance business, establishing a full-service portfolio encompassing the key pillars of finance: banking, securities, and insurance.

In parallel to this external expansion, we continued to advance internal control reforms and governance enhancements essential for sustainable growth. We implemented all 87 internal control innovation initiatives without interruption, established an Ethics and Internal Control Committee within the Board of Directors, and created a dedicated Ethics Management Office. We also strengthened the independence and expertise of the Board of Directors through the recruitment of an external expert, and further enhanced our financial consumer protection frameworks, centered on a consumer protection control tower directly under the CEO.

These group-wide achievements and innovations were positively recognized by the capital market participants. Our share price demonstrated a strong upward trend, and foreign investors continued to expand steadily, further broadening our global investor base.

Building on this foundation, we have also strengthened our shareholder return policy and its implementation. In 2025, we resolved to pay an annual dividend of KRW 1,360 per share, including both quarterly and year-end dividends, with our total shareholder return ratio increasing to approximately 40% when accounting for the non-taxable dividends. In addition, we carried out KRW 150 billion in share buybacks and cancellations, consistently delivering on our commitment to enhancing shareholder value.

In 2026, we intend to continue to expand our shareholder return commitments. We plan to increase dividends per share by 10% or more and scale up share buybacks and cancellations, reinforcing a virtuous cycle in which our growth drives shareholder returns, and shareholder returns further strengthen our long-term growth.

Our strategic direction for this year remains clear. Under our vision of “Financial Group Leading Future Co-Growth”, we will continue to strengthen our competitiveness as a comprehensive financial group and deliver measurable results. With our strong foundation in corporate banking, we are committed to expanding productive finance, supporting industrial growth, fostering corporate innovation, and contributing to the long-term competitiveness of Korea. We will also enhance operational efficiency through company-wide AI transformation, integrate AI into our management framework, and maximize group synergies by further strengthening organic collaboration across our banking, securities, and insurance businesses.

Shareholders,

Woori Financial Group’s growth has been founded on the trust you have placed in us. We remain committed to earning that trust by delivering performance results, providing meaningful shareholder returns and continuing our sustainable growth.

At this Annual General Meeting, a number of agenda items will be presented, including an amendment to the Articles of Incorporation to reflect recent amendments to the Korean Commercial Act, including the expansion of directors’ duty of loyalty, the election of directors (including two re-appointments and one new appointment) and the election of an independent director to serve as a member of the Audit Committee. In reviewing the director nominees, the Board conducted a thorough evaluation of each candidate’s qualifications, independence and alignment with our medium-to-long-term strategic objectives. Through this process, we aim to further strengthen our governance structure and continue advancing shareholder value enhancement.

The Annual General Meeting of Woori Financial Group is scheduled to be held on Monday, March 23, 2026. For further details on the agenda items, please refer to the convocation notice and the supplementary materials. On behalf of Woori Financial Group and the Board of Directors, we respectfully ask for your vote in favor of all agenda items at the Annual General Meeting.

I once again express my sincere gratitude for your continued support, and wish all of our shareholders good health and happiness.

Thank you.

Yours Sincerely,

Jong-Yong Yim

Chairman and CEO

Woori Financial Group

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Financial Group Inc. (the “Company” or the “Group”) will be held as described hereunder and your attendance is cordially requested.

Description

1. Date and Time	March 23, 2026; 10:00 A.M. (Korea Standard Time)

2. Venue	Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2025 (Jan. 1, 2025 – Dec. 31, 2025)

2. Approval of amendments to the Articles of Incorporation

3. Election of directors (1 standing director and 2 independent directors)

-3-1 Candidate for standing director : Jong Yong YIM

-3-2 Candidate for independent director : In Sub YOON

-3-3 Candidate for independent director : Jung Hye RYU

4. Election of independent director who will serve as an audit committee member

- Candidate for independent director who will serve as an audit committee member

: Yong Geon JUNG

5. Approval of maximum limit on directors’ compensation

The Board of Directors recommends that you vote IN FAVOR of all of the proposed agenda items

Please refer to our website https://www.woorifg.com/eng/investor/ir/proxy/list.do for additional details related to the proposed agenda items

Reference Document for the Exercise of Voting Rights

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2025 (Jan. 1, 2025 – Dec. 31, 2025)

Please refer to Appendix A.

The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as exhibits on or prior to March 4, 2026.

2. Approval of amendments to the Articles of Incorporation

Please refer to Appendix B.

3. Election of directors

[ Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether elected separately as a director who is a member of the Audit Committee	Relationship with the Majority Shareholder	Recommended by
3-1	Jong Yong YIM	Aug. 3, 1959	Standing Director	No	None	Committee for Recommending Executive Officer Candidates
3-2	In Sub YOON	Jan. 20, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates
3-3	Jung Hye RYU	Mar. 23, 1976	Independent Director	No	None	Committee for Recommending Executive Officer Candidates
1)	The term of office of the standing director candidate Jong Yong YIM will be from the end of the 2026 Annual General Meeting of Shareholders (“AGM”) to the end of the 2029 AGM.
2)

The term of office of the independent director candidate In Sub YOON will be from the end of the 2026 AGM to the end of the 2027 AGM, and the term of office of the independent director candidate Jung Hye RYU will be from the end of the 2026 AGM to the end of the 2028 AGM.

[ Experience ]

	Name	Career Background (including current position)		Transactions with the Company within the past three years
3-1	Jong Yong YIM	2023-Current 2015-2017 2013-2015 2011-2013 2010-2011 2009-2010

-Chairman and CEO, Woori Financial Group

- 5th Chairman, Financial Services Commission

- CEO, NongHyup Financial Group

-Deputy Minister, Prime Minister’s Office

- First Vice Minister, Ministry of Strategy and Finance

- Secretary for Economic and Financial Affairs,

Office of the Senior Presidential Secretary for Economic Affairs

None

3-2	In Sub YOON	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	-Independent Director, Woori Financial Group - Chairman of the Board of Directors, Fubon Hyundai Life Insurance -CEO, Korea Ratings - CEO, Hana HSBC Life Insurance - CEO, Hana Life	None

3-3	Jung Hye RYU	2025-Current 2024-Current 2021-2025 2016-2021 2015-2016 2013-2015 2003-2013

-Member, Presidential Council on National Artificial

Intelligence Strategy (Industry AX & Ecosystem Division)

- Co-Chair, AI Future Forum,

Citizens’ Coalition for Scientific Society (CCSS)

- Vice President, Head of Future Strategy, Kakao Entertainment

- CMO, Kakao Page

- Marketing Director, TOSS LAB

-Marketing Insights, NHN Entertainment

-Lead, Marketing & Market/User Insights, NAVER

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
3-1	Jong Yong YIM	None	None	None
3-2	In Sub YOON	None	None	None
3-3	Jung Hye RYU	None	None	None

[ Execution Plan of Candidates (for appointment of independent directors only) ]

•	Candidate: In Sub YOON

1) Expertise

- This candidate holds a master’s degree in accounting and is an experienced executive who has served as the Chief Executive Officer of multiple financial institutions, including life and non-life insurance companies. He possesses extensive knowledge of the Korean financial industry and a broad professional network. Based on his experience and expertise in finance and accounting, this candidate is expected to contribute to the development of Woori Financial Group.

2) Independence

- This candidate will perform his duties fairly and independently and in the interests of all shareholders and financial consumers.

3) Job performance

- This candidate will perform his duties diligently, including providing recommendations to support the Company’s development and overseeing internal control, based on his independence and professional expertise, in furtherance of Woori Financial Group’s vision.

•	Candidate: Jung Hye RYU

1) Expertise

- This candidate is an artificial intelligence (AI) expert, currently serving as a member of the Presidential Council on National Artificial Intelligence Strategy and as co-chair of the AI Future Forum of the Citizens’ Coalition for Scientific Society (CCSS). Based on this expertise, the candidate is expected to contribute to the development of Woori Financial Group.

2) Independence

- This candidate will perform her duties fairly and independently and in the interests of all shareholders and financial consumers.

3) Job performance

- This candidate will perform her duties diligently, including providing recommendations to support the Company’s development and overseeing internal control, based on her independence and professional expertise, in furtherance of Woori Financial Group’s vision.

[ Reasons for recommendation by the Board of Directors (the “Board”) ]

•	Candidate: Jong Yong YIM

- This candidate successfully led the Group’s entry into the securities industry and the acquisition of insurance companies, thereby completing a comprehensive financial group portfolio. He also improved financial stability by narrowing the gap in the common equity tier 1 capital ratio, which had previously been inferior to that of other peer groups. In addition, through an aggressive shareholder return policy, he more than doubled the market capitalization and enhanced the Group’s credibility through corporate culture innovation. These achievements during his three-year tenure were highly praised by the members of the Committee for Recommending Executive Officer Candidates.

Furthermore, the Committee for Recommending Executive Officer Candidates determined that the current key challenges facing Woori Financial Group include: achieving a stable leap forward to become a top-tier comprehensive financial group by intensively fostering its securities and insurance subsidiaries based on the completion of its portfolio; systematically preparing for the era of AI and stablecoins to secure a firm market-leading position; and enhancing corporate value through the creation of synergies between the Group’s strengths in corporate finance and its capital market affiliates amidst a major transition to productive finance.

The Committee highly evaluated the clarity and specificity of the candidate’s vision and strategic direction, his alignment with the leadership profile of Woori Financial Group as defined in the management succession plan, and the strong trust he has earned from both internal and external stakeholders, leading to his recommendation as the final candidate for CEO.

•	Candidate: In Sub YOON

- This candidate is a professional executive who had served as the CEO of numerous financial institutions, including life and non-life insurance companies, and possesses a high level of understanding and expertise across the capital markets and the financial industry. During his tenure, he has contributed to enhancing the professionalism of the Board of Directors by offering rational and effective opinions on key management issues.

In addition, during his tenure as an independent director, he has maintained independence in performing his duties and has carried out his responsibilities fairly and objectively, including participating in decision-making processes that balanced the interests of stakeholders such as the Company, shareholders, and financial consumers.

Furthermore, as Chairman of the Board, he has fostered an environment conducive to open discussion and has systematically led deliberations on key agenda items, thereby contributing to rational decision-making. As he is expected to continue contributing to enhancing the effectiveness of Board operations and strengthening its oversight functions, his reappointment is recommended.

•	Candidate: Jung Hye RYU

- This candidate is an artificial intelligence (AI) expert, having accumulated approximately 20 years of experience in platform business and future strategy at major domestic digital platform companies, including NAVER, NHN, and Kakao, where she gained extensive experience in AI- and data-driven services.

In addition, she serves as a member of the Presidential Council on National Artificial Intelligence Strategy (Industry AX & Ecosystem Division) and as Co-Chair of the AI Future Forum of the Citizens’ Coalition for Scientific Society (CCSS). Through her participation in the development of the AI industrial ecosystem and policy discussions, she possesses comprehensive understanding and advisory experience across AI policy and industry in both the private and public sectors.

Based on her hands-on business experience and her advisory experience in AI policy and ecosystem development, she is expected to provide professional insights into AI and digital strategy discussions from the Board’s perspective and contribute to strengthening the Group’s company-wide AX implementation foundation and future readiness. Accordingly, she is recommended as a candidate for independent director.

4. Election of independent director who will serve as an audit committee member

[Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
4	Yong Geon JUNG	Jan. 9, 1964	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

1)	The term of office of the independent director candidate who will serve as a member of the Audit Committee, Yong Geon JUNG, will be from the end of the 2026 AGM to the end of the 2028 AGM.

[ Experience ]

	Name	Career Highlights	Transactions with the Company within the past three years
4	Yong Geon JUNG	2022-Current 2021-Current 2020-2021 2018 2009-2012 1990-2017

- Managing Director and Compliance Officer, K-Car Capital

-Non-executive Director, National Pension Philanthropic Foundation

- Executive Director, Financial Watchdog Center

- Member, Special Committee on National Pension Reform and Old Age

Income Security (Economic, Social&Labor Council)

- Member, National Pension Fund Investment Committee

- Shinhan Securities Co., Ltd.

None

2)

Yong Geon JUNG is currently serving as an unpaid, non-standing director at the National Pension Philanthropic Foundation, a non-profit organization. He is expected to resign from his position as Managing Director and Compliance Officer of K-Car Capital prior to the AGM.

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
4	Yong Geon JUNG	None	None	None

[ Execution Plan of Candidates (for appointment of independent directors only) ]

•	Candidate: Yong Geon JUNG

1) Expertise

- This candidate is an expert in internal control and consumer protection systems of financial institutions, having served as the executive director of the Financial Watchdog Center and as a member of the National Pension Fund Management Committee. Based on this expertise, this candidate will contribute to the development of Woori Financial Group.

2) Independence

- This candidate will perform his duties fairly and independently in the interests of all shareholders and financial consumers.

3) Job performance

- This candidate will perform his duties diligently, including providing recommendations to support the Company’s development and overseeing internal control, based on his independence and professional expertise, in furtherance of Woori Financial Group’s vision.

[ Reasons for recommendation by the Board ]

•	Candidate: Yong Geon JUNG

- This candidate has accumulated extensive experience in financial consumer protection, including financial market oversight, prevention of mis-selling, and support for financially vulnerable groups, through his activities as the executive director of Financial Watchdog Center, a financial consumer protection organization. In addition, as the Compliance Officer of K-Car Capital, he performed the duties of Chief Consumer Officer (CCO), demonstrating expertise in internal control and consumer protection systems of financial institutions.

Furthermore, through his career at Shinhan Securities Co., Ltd., he has acquired both an understanding of and practical experience in the capital markets and financial investment industry. He also possesses experience in financial system governance, having served as a member of the National Pension Fund Management Committee and the Special Committee on National Pension Reform and Old Age Income Security.

Based on this expertise and diverse practical experience, this candidate is expected to significantly strengthen the Board’s consumer protection expertise and role and enhance transparency, and thereby contributing to improving the Board’s diversity and independence. Accordingly, he is recommended as a candidate for independent director.

5. Approval of Maximum Limit on Directors’ Compensation

Item	2025	2024
Number of Directors (Number of Independent Directors)	8 (7)	8 (7)

Compensation Limit	3.0 billion Won1)	3.0 billion Won

Amount Paid	N/A	1,771 million Won2)

1)

The allocation of compensation within the total compensation limit is delegated to the Board of Directors (the Compensation Committee). Separately from such compensation limit, the Group will operate a performance-linked stock-based compensation plan in 2026 based on the Group’s stock, within a pool of 80,000 shares. The final payout amount will be determined and distributed in 2030, based on the achievement rate of the Group’s long-term performance metrics over the next four years (including relative shareholder return, CET1, return on equity, net income, SG&A ratio and NPL ratio).

2)

Separately, a long-term performance-based compensation of KRW 262 million was paid for the standing director’s tenure in 2021, under a previously approved performance-linked stock-based compensation plan approved during a previous general meeting of shareholders.

Appendix A. Financial Statements for FY2025

For further information, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K on March 4, 2026. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	38,499,679	27,281,123
Financial assets at fair value through profit or loss (“FVTPL”)	34,245,475	25,202,672
Financial assets at fair value through other comprehensive income (“FVTOCI”)	83,499,522	43,797,745
Securities at amortized cost	18,707,459	19,203,177
Loans and other financial assets at amortized cost	412,495,783	398,471,816
Investments in joint ventures and associates	2,080,008	1,748,810
Reinsurance contract assets	620,207	—
Investment properties	998,854	450,788
Premises and equipment	3,780,817	3,370,585
Intangible assets	1,056,647	1,091,402
Assets held for sale	168,491	73,989
Net defined benefit asset	20,558	146,109
Current tax assets	228,229	61,613
Deferred tax assets	413,649	72,937
Derivative assets (Designated for hedging)	217,180	175,191
Other assets	4,424,728	4,605,363

Total assets	601,457,286	525,753,320

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	6,356,934	9,896,597
Deposits due to customers	376,580,845	366,821,156
Borrowings	34,183,267	30,117,031
Debentures	55,583,392	48,207,103
Insurance contract liabilities	45,573,864	—
Reinsurance contract liabilities	184,792	—
Investment contract liabilities	3,433,611	—
Provisions	790,733	611,428
Net defined benefit liability	115,091	5,424
Current tax liabilities	723,368	127,126
Deferred tax liabilities	504,828	858,822
Derivative liabilities (Designated for hedging)	615,361	102,815
Other financial liabilities	38,118,058	32,314,051
Other liabilities	833,894	796,498

Total liabilities	563,598,038	489,858,051

(Continued)

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024 (CONTINUED)

	December 31, 2025	December 31, 2024
	(Korean Won in millions)
EQUITY
Owners’ equity
Capital stock	3,802,676	3,802,676
Hybrid securities	3,710,498	3,810,435
Capital surplus	933,436	934,100
Other equity	(1,219,327)	(1,400,885)
Retained earnings	28,790,056	26,950,510

	36,017,339	34,096,836

Non-controlling interests	1,841,909	1,798,433

Total equity	37,859,248	35,895,269

Total liabilities and equity	601,457,286	525,753,320

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
	(Korean Won in millions)
Interest income	21,188,743	22,013,341
Financial assets at FVTPL	303,458	236,793
Financial assets at FVTOCI	1,866,114	1,281,642
Financial assets at amortized cost	19,009,985	20,494,906
Insurance finance	9,186	—
Interest expense	(12,157,974)	(13,127,005)
Financial liabilities at amortized cost	(11,401,953)	(13,127,005)
Insurance finance	(756,021)	—

Net interest income	9,030,769	8,886,336
Fees and commissions income	3,017,771	2,874,216
Fees and commissions expense	(857,367)	(788,046)

Net fees and commissions income	2,160,404	2,086,170
Dividend income	484,465	310,320
Insurance income	1,042,497	—
Insurance	1,005,778	—
Reinsurance	36,719	—
Insurance service expense	(938,626)	—
Insurance service	(901,614)	—
Reinsurance service	(37,012)	—
Net insurance income	(103,871)	—
Other insurance finance income and expenses	(378,130)	—
Net gain on financial instruments at FVTPL	725,939	1,492,783
Net gain on financial assets at FVTOCI	130,620	96,620
Net gain arising on financial assets at amortized cost	107,667	286,885
Impairment losses due to credit loss	(2,102,814)	(1,716,295)
General and administrative expense	(5,179,621)	(4,468,973)
Other net operating expense	(1,408,362)	(2,718,656)

Operating income	3,674,808	4,255,190
Share of gain of joint ventures and associates	98,660	76,265
Other non-operating income(expense)	316,698	(108,608)

Non-operating income(expense)	415,358	(32,343)
Net income before income tax expense	4,090,166	4,222,847
Income tax expense	(862,658)	(1,051,378)
Net income	3,227,508	3,171,469

Net gain(loss) on valuation of equity securities at FVTOCI	100,259	(138,097)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	(74)	1,348
Changes in capital due to equity method	(957)	(1,663)
Remeasurement loss related to defined benefit plan	(8,681)	(61,929)

Items that will not be reclassified to profit or loss:	90,547	(200,341)

Net gain(loss) on valuation of debt securities at FVTOCI	(1,421,826)	172,155
Changes in capital due to equity method	(1,378)	(3,704)
Net gain (loss) on foreign currency translation of foreign operations	(116,405)	522,845
Net gain (loss) on valuation of hedges of net investments in foreign operations	22,319	(114,827)
Net gain (loss) on valuation of cash flow hedge	(167,670)	6,591
Net financial gain on insurance contract assets (liabilities)	1,786,814	—
Net financial loss on reinsurance contract assets (liabilities)	(15,631)	—

Items that may be reclassified to profit or loss:	86,223	583,060
Other comprehensive income, net of tax	176,770	382,719
Total comprehensive income	3,404,278	3,554,188

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (CONTINUED)

	2025	2024
	(Korean Won in millions)
Net income attributable to:	3,227,508	3,171,469
Net income attributable to owners	3,124,346	3,085,995
Net income attributable to non-controlling interests	103,162	85,474
Total comprehensive income attributable to:	3,404,278	3,554,188
Comprehensive income attributable to owners	3,251,616	3,454,620
Comprehensive income attributable to non-controlling interests	152,662	99,568
Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	4,052	3,950

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	3,085,995	3,085,995	85,474	3,171,469
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	34,203	—	34,203	(145)	34,058
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(53,460)	53,460	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348	—	1,348
Changes in capital due to equity method	—	—	—	(5,357)	(10)	(5,367)	—	(5,367)
Gain on foreign currency translation of foreign operations	—	—	—	508,631	—	508,631	14,214	522,845
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(114,827)	—	(114,827)	—	(114,827)
Gain on valuation of cash flow hedge	—	—	—	6,591	—	6,591	—	6,591
Remeasurement gain related to defined benefit plan	—	—	—	(61,954)	—	(61,954)	25	(61,929)
Transactions with owners
Dividends to common stocks	—	—	—	—	(878,330)	(878,330)	(3,829)	(882,159)
Changes in treasury stocks	—	—	733	3,832	(136,688)	(132,123)	—	(132,123)
Issuance of hybrid securities	—	1,196,850	—	—	—	1,196,850	757,970	1,954,820
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)	(76,249)	(234,931)
Redemption of hybrid securities	—	(997,544)	—	(52,199)	—	(1,049,743)	(658,470)	(1,708,213)
Changes in subsidiaries’ capital	—	—	12,256	1,264	(1,693)	11,827	(9,709)	2,118
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(13,304)	—	(12)	(13,316)	(47,056)	(60,372)

December 31, 2024	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269

January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	3,124,346	3,124,346	103,162	3,227,508
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(1,168,408)	—	(1,168,408)	(153,159)	(1,321,567)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	1,319	(1,319)	—	—	—
Net loss on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	(74)	—	(74)	—	(74)
Changes in capital due to equity method	—	—	—	(2,335)	—	(2,335)	—	(2,335)
Loss on foreign currency translation of foreign operations	—	—	—	(107,013)	—	(107,013)	(9,392)	(116,405)
Gain on valuation of hedges of net investments in foreign operations	—	—	—	22,319	—	22,319	—	22,319
Loss on valuation of cash flow hedge	—	—	—	(130,513)	—	(130,513)	(37,157)	(167,670)
Remeasurement gain related to defined benefit plan	—	—	—	(10,774)	—	(10,774)	2,093	(8,681)
Net financial gain on insurance contract assets (liabilities)	—	—	—	1,534,529	—	1,534,529	252,285	1,786,814
Net financial loss on reinsurance contract assets (liabilities)	—	—	—	(10,461)	—	(10,461)	(5,170)	(15,631)
Transactions with owners
Dividends to common stocks	—	—	—	—	(927,296)	(927,296)	(1,414)	(928,710)
Changes in treasury stocks	—	—	2	—	(150,000)	(149,998)	—	(149,998)
Issuance of hybrid securities	—	797,841	—	—	—	797,841	—	797,841
Dividends to hybrid securities	—	—	—	—	(150,059)	(150,059)	(100,129)	(250,188)
Redemption of hybrid securities	—	(897,778)	—	771	—	(897,007)	(644,777)	(1,541,784)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	225	49,742	(49,742)	225	(225)	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	643,304	643,304
Others	—	—	(891)	—	(3,928)	(4,819)	(5,945)	(10,764)

December 31, 2025	3,802,676	3,710,498	933,436	(1,219,327)	28,790,056	36,017,339	1,841,909	37,859,248

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
	(Korean Won in millions)
Cash flows from operating activities :
Net income	3,227,508	3,171,469
Adjustments to net income:
Income tax expense	862,658	1,051,378
Interest income	(21,188,743)	(22,013,341)
Interest expense	12,157,974	13,127,005
Dividend income	(484,465)	(310,320)

	(8,652,576)	(8,145,278)

Additions of expenses not involving cash outflows:
Insurance service expense	938,626	—
Other insurance finance expense	378,535	—
Loss on financial assets at FVTOCI	30,357	4,611
Impairment loss due to credit loss	2,102,814	1,716,295
Loss on other provisions	132,442	41,938
Retirement benefit	187,514	129,029
Depreciation and amortization	1,250,606	1,163,799
Loss on foreign currency translation	—	1,177,859
Loss on derivatives (designated for hedge)	624,781	24,252
Loss on fair value hedge	92,138	64,571
Loss on valuation of investments in joint ventures and associates	24,035	19,911
Loss on disposal of investments in joint ventures and associates	1,874	532
Loss on disposal of premises and equipment, intangible assets and other assets	3,475	2,233
Impairment loss on premises and equipment, intangible assets and other assets	86,354	3,627
Other loss	—	10,887
Other operating expenses	1,015	9,509

	5,854,566	4,369,053

Deductions of income not involving cash inflows:
Insurance income	1,042,497	—
Other insurance finance income	405	—
Gain on financial assets at FVTPL	924,792	1,299,919
Gain on financial assets at FVTOCI	160,977	101,231
Gain on other provisions	691	10,026
Gain on foreign currency translation	784,525	—
Gain on derivatives (designated for hedge)	251,270	192,000
Gain on fair value hedge	16,141	25,469
Gain on valuation of investments in joint ventures and associates	122,695	96,176
Gain on disposal of investments in joint ventures and associates	7,507	19,642
Gain on disposal of premises and equipment, intangible assets and other assets	45,823	7,064
Reversal of impairment loss on premises and equipment, intangible assets and other assets	971	147
Bargain purchase gain	581,010	—

	3,939,304	1,751,674

Changes in operating assets and liabilities:
Reinsurance contract assets	33,600	—
Financial instruments at FVTPL	988,108	1,594,646
Loans and other financial assets at amortized cost	(8,369,230)	(21,703,969)
Other assets	(680,841)	(1,254,513)
Insurance contract liabilities	(130,431)	—
Reinsurance contract liabilities	(32,097)	—
Investment contract liabilities	(104,735)	—
Deposits due to customers	13,839,807	3,411,535
Provisions	1,666	(203,770)
Net defined benefit liability	14,200	(120,782)
Other financial liabilities	3,640,406	4,806,822
Other liabilities	24,815	(9,173)

	9,225,268	(13,479,204)

Interest income received	20,564,072	22,304,745
Interest expense paid	(12,410,911)	(12,483,982)
Dividends received	482,764	310,341
Income tax paid	(708,996)	(424,770)

	7,926,929	9,706,334

Net cash inflow(outflow) from operating activities	13,642,391	(6,129,300)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (CONTINUED)

	2025	2024
	(Korean Won in millions)
Cash flows from investing activities
Net cash out-flows from hedging activities	(34,199)	—
Net cash in-flows (out-flows) from obtaining control	(778,468)	2,008
Disposal of financial instruments at FVTPL	19,103,867	11,659,750
Acquisition of financial instruments at FVTPL	(20,087,654)	(11,111,809)
Disposal of financial assets at FVTOCI	35,153,473	26,921,313
Acquisition of financial assets at FVTOCI	(43,073,556)	(31,718,677)
Redemption of securities at amortized cost	5,900,990	7,634,677
Acquisition of securities at amortized cost	(5,312,962)	(2,586,171)
Cash outflows from changes in subsidiaries	(120,121)	(674,625)
Disposal of investments in joint ventures and associates	431,389	1,253,301
Acquisition of investments in joint ventures and associates	(757,496)	(979,480)
Disposal of investment properties	4,750	64,926
Acquisition of investment properties	(736)	—
Disposal of premises and equipment	37,626	10,730
Acquisition of premises and equipment	(325,952)	(221,856)
Disposal of intangible assets	3,344	4,596
Acquisition of intangible assets	(180,481)	(190,126)
Disposal of assets held for sale	115,094	23,909
Net decrease of other assets	40,489	(126,765)

Net cash outflow from investing activities	(9,880,603)	(34,299)

Cash flows from financing activities:
Net cash out-flows from hedging activities	17,231	(25,442)
Net increase (decrease) in borrowings	4,392,369	(3,011,120)
Issuance of debentures	37,210,706	41,067,565
Redemption of debentures	(31,611,225)	(35,473,345)
Redemption of lease liabilities	(251,559)	(238,770)
Net increase (decrease) of other liabilities	(41)	(17,690)
Acquisition of treasury stocks	(150,000)	(136,699)
Disposal of treasury stocks	—	4,834
Dividends paid	(927,296)	(878,330)
Issuance of hybrid securities	797,841	1,954,820
Redemption of hybrid securities	(1,541,088)	(1,726,936)
Dividends paid to hybrid securities	(250,188)	(234,931)
Dividends paid to non-controlling interest	(1,414)	(3,829)
Changes in non-controlling interests	—	(41,375)
Net increase in non-controlling equity liabilities	—	6,589

Net cash inflow from financing activities	7,685,336	1,245,341

Effects of exchange rate changes on cash and cash equivalents	(228,568)	1,642,763
Net increase (decrease) in cash and cash equivalents	11,218,556	(3,275,495)
Cash and cash equivalents, beginning of the period	27,281,123	30,556,618

Cash and cash equivalents, end of the Period	38,499,679	27,281,123

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	489,321	1,185,912
Financial assets at fair value through other comprehensive income (“FVTOCI”)	558,162	553,518
Loans and other financial assets at amortized cost	707,142	204,431
Investments in subsidiaries	25,597,495	24,206,017
Premises and equipment	4,763	5,304
Intangible assets	2,961	3,308
Net defined benefit asset	2,108	1,378
Current tax assets	26,295	33,120
Deferred tax assets	5,810	4,379
Other assets	315	155,670

Total assets	27,394,372	26,353,037

LIABILITIES
Debentures	2,667,525	2,037,567
Provisions	1,897	1,252
Current tax liabilities	673,217	84,701
Other financial liabilities	95,822	76,382
Other liabilities	5,967	404

Total liabilities	3,444,428	2,200,306

EQUITY
Capital stock	3,802,676	3,802,676
Hybrid securities	3,710,228	3,810,225
Capital surplus	8,120,236	11,120,236
Other equity	2,607	(1,189)
Retained earnings	8,314,197	5,420,783

Total equity	23,949,944	24,152,731

Total liabilities and equity	27,394,372	26,353,037

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
	(Korean Won in millions)
Interest income	28,296	51,778
Interest expense	(72,822)	(49,650)

Net interest income(loss)	(44,526)	2,128
Fees and commissions income	1,816	1,625
Fees and commissions expense	(28,695)	(21,944)

Net fees and commissions loss	(26,879)	(20,319)
Dividend income	1,448,486	1,208,522
Reversal(Provision) of impairment losses due to credit loss	56	608
General and administrative expenses	(82,422)	(67,638)

Operating income	1,294,715	1,123,301
Non-operating expense	(170,511)	(147)
Net income before income tax expense	1,124,204	1,123,154
Income tax income	2,836	178
Net income	1,127,040	1,123,332

Net gain on valuation of equity securities at FVTOCI	3,328	10,164
Remeasurement loss related to defined benefit plan	234	(1,026)

Items that will not be reclassified to profit or loss:	3,562	9,138
Other comprehensive income, net of tax	3,562	9,138

Total comprehensive income	1,130,602	1,132,470

Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	1,326	1,296

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2024	3,802,676	11,120,236	3,610,953	(7,871)	5,475,004	24,000,998
Total comprehensive income
Net income	—	—	—	—	1,123,332	1,123,332
Net gain on valuation of equity securities at FVTOCI	—	—	—	10,164	—	10,164
Remeasurement loss related to defined benefit plan	—	—	—	(1,026)	—	(1,026)
Transactions with owners
Dividends to common stocks	—	—	—	—	(882,183)	(882,183)
Issuance of hybrid securities	—	—	1,196,816	—	—	1,196,816
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)
Redemption of hybrid securities	—	—	(997,544)	(2,456)	—	(1,000,000)
Acquisition of treasury stock	—	—	—	(136,688)	—	(136,688)
Retirement of treasury stock	—	—	—	136,688	(136,688)	—

December 31, 2024	3,802,676	11,120,236	3,810,225	(1,189)	5,420,783	24,152,731

January 1, 2025	3,802,676	11,120,236	3,810,225	(1,189)	5,420,783	24,152,731
Total comprehensive income
Net income	—	—	—	—	1,127,040	1,127,040
Net gain on valuation of equity securities at FVTOCI	—	—	—	3,328	—	3,328
Remeasurement loss related to defined benefit plan	—	—	—	234	—	234
Transactions with owners
Dividends to common stocks	—	—	—	—	(931,111)	(931,111)
Issuance of hybrid securities	—	—	797,781	—	—	797,781
Dividends to hybrid securities	—	—	—	—	(150,059)	(150,059)
Redemption of hybrid securities	—	—	(897,778)	(2,222)	—	(900,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—
Acquisition of treasury stock	—	—	—	(150,000)	—	(150,000)
Retirement of treasury stock	—	—	—	150,000	(150,000)	—
Transfer to retained earnings	—	(3,000,000)	—	—	3,000,000	—

December 31, 2025	3,802,676	8,120,236	3,710,228	2,607	8,314,197	23,949,944

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,127,040	1,123,332
Adjustments to net income:
Income tax income	(2,836)	(178)
Interest income	(28,296)	(51,778)
Interest expense	72,822	49,650
Dividend income	(1,448,486)	(1,208,522)

	(1,406,796)	(1,210,828)

Adjustments for profit/loss items not involving cash flows:
Reversal of impairment losses due to credit loss	(56)	(608)
Retirement benefit	6,033	3,311
Depreciation and amortization	5,475	5,728
Gain on disposal of premises and equipment, intangible assets and other assets	(4)	(7)
Impairment loss on investments in subsidiaries	169,414	—

	180,862	8,424

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(17,416)	(33,742)
Other Assets	(34)	204
Net defined benefit liability	(6,440)	(2,143)
Other financial liabilities	26,631	38,028
Other liabilities	5,565	11

	8,306	2,358

Interest income received	31,288	64,991
Interest expense paid	(69,461)	(46,054)
Dividends received	1,448,708	1,208,517
Income tax paid	(2,187)	(2,145)

	1,408,348	1,225,309

Net cash inflow from operating activities	1,317,760	1,148,595

Cash flows from investing activities:
Net decrease on other investment assets	100,000	974,000
Acquisition of investments in subsidiaries	(1,405,504)	(535,541)
Increase in advance payments related to investments in subsidiaries	—	(155,388)
Acquisition of financial assets at FVTOCI	(150,000)	—
Disposal of financial assets at FVTOCI	150,000	—
Acquisition of premises and equipment	(248)	(258)
Acquisition of intangible assets	(410)	(303)
Net decrease on guarantee deposits for leases	—	37

Net cash inflow (outflow) from investing activities	(1,306,162)	282,547

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	938,401	599,000
Redemption of debentures	(310,000)	(150,000)
Issuance of hybrid securities	797,781	1,196,816
Redemption of hybrid securities	(900,000)	(1,000,000)
Acquisition of treasury stock	(150,000)	(136,688)
Redemption of lease liabilities	(3,201)	(3,000)
Dividends paid to hybrid securities	(150,059)	(158,682)
Dividends paid	(931,111)	(882,183)

Net cash outflow from financing activities	(708,189)	(534,737)

Net increase (decrease) in cash and cash equivalents	(696,591)	896,405
Cash and cash equivalents, beginning of the period	1,185,912	289,507

Cash and cash equivalents, end of the period	489,321	1,185,912

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2025 (Expected date of disposal March 23, 2026)	For the year ended December 31, 2024 (Confirmed date of disposal March 26, 2025)
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	4,371,972	4,551,003
Transfer to capital surplus	3,000,000	—
Interim dividend (dividend per share (%)) (2025: 600 Won (12.0%)) (2024: 540 Won (10.8%))	(441,036)	(400,970)
Dividend to hybrid equity securities	(150,059)	(158,682)
Retirement of treasury stock	(150,000)	(136,688)
Net income	1,127,040	1,123,332

	7,757,917	4,977,995

Appropriation of retained earnings:
Earned profit reserves	112,710	112,340
Regulatory reserve for credit loss	2,236	1,152
Amortization of redemption loss on hybrid securities	2,222	2,456
Cash dividend (dividend per share (%)) (2025: 760 Won (15.2%)) (2024: 660 Won (13.2%))	557,431	490,075

	674,599	606,023

Unappropriated retained earnings to be carried forward	7,083,318	4,371,972

The appropriation of retained earnings for the year ended December 31, 2025, is expected to be appropriated at the shareholders’ meeting on March 23, 2026. The appropriation date for the year ended December 31, 2024, was March 26, 2025.

Appendix B. Approval of amendments to the Articles of Incorporation (the “AOI”)

Before Amendment	After Amendment	Reasons for Amendment
Article 26. (Place of Meeting) A General Meeting of Shareholders shall be held at the location of the Company’s head office but, if necessary, may also be held in another place in the vicinity. (New)

Article 26. (Place of Meeting and Way of Holding)

① A General Meeting of Shareholders shall be held at the location of the Company’s head office but, if necessary, may also be held in another place in the vicinity.

② In accordance with Article 542-14, Paragraph (1) of the Commercial Act, the Company shall hold General Meetings of Shareholders in a manner that allows some shareholders to participate in resolutions by electronic means from remote locations without attending the meeting in person.

Incorporating Article 542-14 of the Commercial Act

Article 31. (Voting by Proxy)

① (Omitted)

② A proxy holder under Paragraph (1) above shall file with the Company documents (power of attorney) evidencing the authority to act as a proxy prior to the commencement of the General Meeting of Shareholders.

Article 31. (Voting by Proxy)

① (Same as the left)

② A proxy holder under Paragraph (1) above shall submit a written document or electronic document to the Company evidencing the authority to act as a proxy prior to the commencement of the General Meeting of Shareholders.

Incorporating Article 542-14 of the Commercial Act

Article 35. (Number of Directors)

① (Omitted)

② Directors shall be classified as inside Directors, Independent Directors and other Directors who are not engaged in the regular business of the Company (“non-standing Directors”); provided that the number of Independent Directors shall be at least three (3), forming a majority of the total number of Directors.

Article 35. (Number of Directors)

① (Same as the left)

② Directors shall be classified as inside Directors, Independent Directors (which shall be deemed to include Independent Directors under Article 542-8 of the Commercial Act; the same shall apply hereinafter in this Articles of Incorporation), and other Directors who are not engaged in the regular business of the Company (“non-standing Directors”); provided that the number of Independent Directors shall be at least three (3), forming a majority of the total number of Directors.

Incorporating Article 542-8 of the Commercial Act
Article 40. (Appointment of the Representative Director) The Company shall appoint one (1) Representative Director of the Company by a resolution of the Board of Directors. (New)

Article 40. (Appointment of the Representative Director)

① The Company shall appoint one (1) Representative Director of the Company by a resolution of the General Meeting of Shareholder.

② If a Representative Director serves more than two (2) consecutive terms, a special resolution pursuant to Article 434 of the Commercial Act shall be required for the appointment.

Change in the procedure for appointing the Representative Director Specifying the special resolution requirement for a third consecutive term of the Representative Director and thereafter

Article 42. (Duties of the Director)

① A Director shall faithfully perform his/her duties in accordance with applicable laws and regulations as well as these Articles of Incorporation and shall not, either during the term of his/her office or thereafter, disclose business secrets of the Company that have come to his/her knowledge in the course of performing his/her duties.

② (Omitted)

(New)

Article 42. (Duties of the Director)

① A Director shall faithfully perform his/her duties for the Company and its shareholders in accordance with applicable laws and regulations as well as these Articles of Incorporation and shall not, either during the term of his/her office or thereafter, disclose business secrets of the Company that have come to his/her knowledge in the course of performing his/her duties.

② (Same as the left)

③ In performing his/her duties, a Director shall protect the interests of all shareholders and treat the interests of all shareholders fairly and equally.

Incorporating Article 382-3 of the Commercial Act Incorporating Article 382-3 of the Commercial Act
Article 51. (Composition of Audit Committee) ① ~ ③ (Omitted) (New) ④ ~ ⑤ (Omitted)

Article 51. (Composition of Audit Committee)

① ~ ③ (Same as the left)

④ Two (2) of the Audit Committee members under Paragraph (3) shall be appointed separately from other Directors as Directors to be the Audit Committee members, and at least one (1) of the separately appointed Audit Committee members shall be an Independent Director.

⑤ ~ ⑥ (Same as the left)

Incorporating Article 542-12 of the Commercial Act Adjustment of Paragraph numbers
Addenda (New)	Addenda (6:March 23, 2026) These Articles of Incorporation shall become effective as of March 23, 2026. However, the amended provisions of Article 26 and Article 31, Paragraph (2) shall become effective as of January 1, 2027, and the amended provisions of Article 35, Paragraph (2) and Article 40, Paragraph (1) shall become effective as of July 23, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 27, 2026	By: /s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President